Mailstop 4561

October 30, 2007

Mr. James Frankola
Executive Vice President and
Chief Financial Officer
Ariba, Inc.
807 11th Avenue
Sunnyvale, CA 94089

         Re: Ariba, Inc.
               Form 8-K
               Filed October 25, 2007
               File No. 000- 26299

Dear Mr. Frankola:

         We have reviewed the above referenced filing and have the following comments.
Please note that we have limited our review to the matters addressed in the comments
below. Where indicated, we think you should revise your document in response to this
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In our comment, we ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

         Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed October 25, 2007

1.   We note that you intend to disclose a reclassification of deferred revenue as of
       September 30, 2006 in your Form 10-K for the fiscal year ended September 30,
       2007 rather than amending your Form 10-K for the fiscal year ended September

30, 2006. Please confirm that you will treat this as the correction of an error in previously issued financial statements as required by FAS 154. In this regard, please be advised that:

- Disclosure of the reclassification must incorporate labels such as "as revised" or "as amended" with appropriate footnote disclosures describing the revision.
- Your disclosure should clearly indicate the prior presentation was not in accordance with generally accepted accounting principles and the revision is necessary to correct the classification of deferred revenue.
- The selected financial data required by Item 301 of Regulation S-K should address the working capital impact of the revision, and the footnotes to the selected financial data should explain the error correction and disclose the amounts for each period.

2.   Please explain to us how you initially determined the deferred revenue should be classified as long term and the subsequent facts and circumstances that lead to the conclusion the deferred revenue was misclassified.

3.   Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures for the periods impacted by the restatement. In addition, please confirm to us that you plan to address this reconsideration in light of the restatement and the related conclusions in the filing containing the restated financial statements.

* * * * * *

Please respond to these comments within 5 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3226 if you have any questions regarding our comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant